

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

July 6, 2010

Mr. Paul A. Henley
  Chief Financial Officer
PLANGRAPHICS, INC.
6371 Business Boulevard, Suite 200
Sarasota, Florida 34240

      Re: **PlanGraphics, Inc.**
            Form 10-K for the year ended September 30, 2009
            File No. 0-14273

Dear Mr. Henley:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Joe A. Foti
                    Senior Assistant Chief Accountant